UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

Reliance on SEC Order Providing 45-Day Extension to File Annual Report on Form 20-F

This report on Form 6-K is being furnished to the U.S. Securities and Exchange Commission (the “SEC”) by Natura &Co Holding S.A. (the “Company”) in reliance on the SEC’s Order under Section 36 of the Securities Exchange Act of 1934 Modifying Exemptions from the Reporting and Proxy Delivery Requirements for Public Companies dated March 25, 2020 (Release No. 34-88465) (the “Order”).

Our business, results of operations, financial condition or prospects could be negatively affected if the risks set forth under “Risk Factor” below occur, and as a result, the trading price of our common shares and our American Depositary Shares (each representing two common shares, no par value) could decline and you could lose all or part of your investment. In addition, you should carefully read and consider the risk factors set forth in our proxy statement/prospectus, dated October 4, 2019, filed with the SEC pursuant to Rule 424(b) under the Securities Act of 1933, as amended, in connection with our Registration Statement on Form F-4 (Registration No. 333-233910), as originally filed on September 24, 2019, and subsequently amended.

Extension of Deadline

Pursuant to the Order, the Company hereby announces that it is unable to file its annual report on Form 20-F for the fiscal year ended December 31, 2019 (the “2019 Annual Report”) within the prescribed time period because, as a result of the outbreak of the coronavirus disease 2019 (“COVID-19”), the Company is unable at the present time to mobilize fully the internal personnel necessary to complete the disclosures in its 2019 Annual Report. The state of São Paulo, where the Company’s corporate headquarters are currently located, is one of the epicenters of the coronavirus outbreak in Brazil. The Company has been following the recommendations of local health authorities to minimize exposure risk for its team members for the past several weeks, including the temporary closures of its offices and having team members work remotely, and, as a result, the 2019 Annual Report will not be completed by the filing deadline, due to insufficient time to facilitate the internal and external review process.

Notwithstanding the foregoing, the Company expects to file the 2019 Annual Report no later than June 15, 2020 (which is 45 days from the 2019 Annual Report’s original filing deadline of April 30, 2020).

Risk Factor

In light of the COVID-19 pandemic, the Company expects to include a risk factor in its 2019 Annual Report substantially similar to the following (updated as necessary):

Our business, operations and results may be adversely impacted by COVID-19.

In response to the COVID-19 outbreak, as we previously disclosed on March 26, 2020, we are currently implementing several measures aimed at safeguarding the health of our employees, and the stability of our operations and financial condition, including, among others, to allow our employees to work remotely if they are able to do so, to maintain the commitment of not to put in place a layoff program for the period of 60 days starting from March 26, 2020, and to freeze salaries and promotions during that period.

Despite the measures adopted to contain the progress of COVID-19 and aid measures announced by governments around the world, including the Brazilian government, as of the date hereof, we cannot predict the extent, duration and impacts of such containment measures, or the results of aid measures in the countries in which we operate and/or sell our products. Accordingly, we cannot predict the direct and indirect effects of the COVID-19 pandemic and governments’ responses to it on our business, results of operations and financial condition, including: (1) the impact of COVID-19 on our financial condition and results of operations, including trends and the overall economic outlook, capital, investments and financial resources or liquidity position; (2) how future operations could be impacted; (3) the impact on our costs or access to capital and funding resources; (4) if we could incur any material COVID-19-related contingencies; (5) how COVID-19 could affect assets on our balance sheet and our ability to timely record those assets; (6) the anticipation of any material impairments, increases in allowances for credit losses, restructuring charges or other expenses; (7) any changes to the application of accounting judgements due to new or revised data; (8) the total amount of the decline in demand for goods and services, and disruptions in sales channels, especially those impacted by the social isolation measures; (9) the impact on our supply chain; (10) the impact on the relationship between costs and revenues; (11) general economic and social uncertainty, including increases in interest rates, variations in foreign exchange rates, inflation and unemployment; (12) the impact of the COVID-19 pandemic on our ability to comply with the covenants under our indebtedness; and (13) other unforeseen impacts and consequences.

The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and its impact on our clients, suppliers and employees, all of which are uncertain and cannot be predicted. COVID-19 also poses risks that our employees, contractors, suppliers, customers and other business partners may be prevented from conducting business activities for an indefinite period of time, including shutdowns that may be requested or mandated by governmental authorities and could have a material adverse effect on our results of operations, financial condition and liquidity. Furthermore, to the extent the COVID-19 pandemic adversely affects our business, results of operations, financial condition and liquidity, it may also have the effect of heightening many of the other risks to which we are exposed, such as those relating to our high level of indebtedness, our need to generate sufficient cash flows to service our indebtedness, our ability to comply with the covenants contained in the agreements that govern our indebtedness and the related impacts on disclosures in our consolidated financial statements as of and for the fiscal year ended December 31, 2019.

If the pandemic or the resulting economic downturn continues to worsen, we could experience loss of business, which could have a material impact on our financial position and cash flows. We will continue to actively monitor the situation and may take further actions that alter our business operations as may be required by federal, state or local authorities, or that we determine are in the best interests of our employees, clients, suppliers and shareholders.

Forward-Looking Statements

This report on Form 6-K may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2020

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Executive and Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer